Exhibit 99.41

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Lithium Americas Corp. (the “Company” or “Lithium Americas”)

1100 - 355 Burrard Street

Vancouver, BC, V6C 2G8

Item 2 Date of Material Change

June 7, 2017.

Item 3 News Release

The news release was issued on June 7, 2017 and was disseminated through the facilities of recognized newswire services. A copy of the news release was filed on SEDAR.

Item 4 Summary of Material Change

The Company and GFL International Co. Ltd. (“Ganfeng Lithium”), a wholly-owned subsidiary of Jiangxi Ganfeng Lithium Co., Ltd., completed the closing of the investment agreement dated January 17, 2017 (as amended, the “Investment Agreement”).

Item 5 Full Description of Material Change

The Company and Ganfeng Lithium completed the closing of the Investment Agreement. In connection with the closing of the Investment Agreement, among other things:

(a)

Ganfeng Lithium purchased an additional 63,750,000 common shares of the Company (the “Common Shares”) at a price of C$0.85 per Common Share, which together with the 11,250,000 Common Shares purchased by Ganfeng Lithium on January 26, 2017, resulted in gross proceeds to the Company of approximately C$54 million (US$40 million) (the “Private Placement”); and

(b)	the parties executed:

(i)	a credit agreement for a US$125 million credit facility (the “Credit Facility”);

(ii)	an off-take agreement for the purchase and sale of lithium products (the “Offtake Agreement”); and

(iii)	an investor rights agreement (the “Investor Rights Agreement”).

Private Placement

Following the closing of Private Placement, Ganfeng Lithium holds 75,000,000 Common Shares. The Common Shares issued under the Private Placement are subject to a four month hold period from the closing date. The proceeds of the Private Placement will be used to further advance the Company’s 50% owned Cauchari-Olaroz lithium project in Jujuy, Argentina (the “Cauchari Project”) and for general corporate and working capital purposes.

Credit Facility

The Credit Facility has a six-year term, and carries an 8.0% interest rate for the first three years, 8.5% in year four, 9.0% in year five and 9.5% in year six. Funds will be released to Lithium Americas in instalments to cover Lithium Americas’ capital development contributions on the Cauchari Project. For the first three years, there is no obligation to repay principal. Lithium Americas is entitled to refinance the loan without penalty at any time after the first year. Ganfeng Lithium’s entitlements under the Offtake Agreement are conditional on satisfying all funding installments under the Credit Facility. The effective date of the Credit Facility will occur concurrent with the first drawdown. The first drawdown is subject to the parties implementing security on assets of Lithium Americas and its subsidiaries (which excludes Lithium America’s interest in the Cauchari Project, but extends to substantially all other assets of Lithium Americas and its subsidiaries) and other customary conditions.

Offtake Agreement

Pursuant to the Offtake Agreement, Ganfeng Lithium has the right to acquire 70% (to be increased to 80%, subject to completion of the transactions contemplated with BCP Innovation Pte Ltd) of Lithium Americas’ share of the Stage 1 production from the Cauchari Project for a period of 20 years following the commencement of commercial production. Pricing and payment terms under the Offtake Agreement are based on a quarterly determination of market price for lithium carbonate, as calculated by an independent third party.

Investor Rights

Provided that Ganfeng Lithium holds not less than 15% of the Common Shares, pursuant to the Investor Rights Agreement, Ganfeng Lithium has the following rights:

•	the right to add a nominee to Lithium Americas’ board of directors;

•

participation rights allowing it to maintain its equity ownership interest in Lithium Americas at 19.9% (to be reduced to 17.5%, subject to completion of the transactions contemplated with BCP Innovation Pte Ltd) until March 31, 2019; and

•	a registration right for the sale of its shares.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

No information has been intentionally omitted from this form.

Item 8 Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Eduard Epshtein

Chief Financial Officer

1100 - 355 Burrard Street

Vancouver, BC V6C 2G8

Telephone: 1 (778)-656-5820

Item 9 Date of Report

Dated this 19th day of June, 2017.

FORWARD-LOOKING STATEMENTS

Statements in this material change report that are forward-looking information are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in the Company’s periodic filings with Canadian securities regulators. Forward-looking information in this material change report includes: (i) satisfaction of the conditions to the Credit Facility becoming effective; (ii) the date upon which the Credit Facility becomes effective; (iii) use of the proceeds of the Private Placement; (iv) timing, completion and results of development studies on the Cauchari Project; (v) completion of the transactions contemplated with BCP Innovation Pte Ltd; and (vi) participation of Ganfeng Lithium in future financings. When used in this document, the words such as “intent”, “target”, “expect”, “estimated” and “scheduled” and similar expressions represent forward-looking information. Information provided in this document is necessarily summarized and may not contain all available material information.

All such forward-looking information and statements are based on certain assumptions and analyses made by Lithium Americas management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, including in the case of the Credit Facility, the implementation of the agreed security interest structure and satisfaction of other customary conditions to first draw-down. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks Factors” in the Lithium Americas’ most recently filed Management’s Discussion and Analysis, Annual Information Form and other continuous disclosure filings. The Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this material change report, except as required by law. Readers are cautioned not to place undue reliance on forward-looking information or statements.